

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

HASI Securities LLC
For the Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
68659

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025   AND ENDING 12/31/2025
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **HASI Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
200 Park Place, Suite 200
(No. and Street)

Annapolis	**Maryland**	**21401**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carl Serra	**603-216-8986**	**carl.serra@acaglobal.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

1775 Tysons Blvd	**Tysons**	**VA**	**22102**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**42**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Dan McMahon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HASI Securities LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: Dan McMahon 2C19D65A1A644B7...

Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HASI Securities LLC

Financial Statements and Supplementary Information

For the Year Ended December 31, 2025

Contents



**Shape the future
with confidence**

Ernst & Young LLP   Tel: +1 703 747 1000
1775 Tysons Blvd   Fax: +1 703 747 0100
Tysons, VA 22102   ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Officers of HASI Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HASI Securities LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in the Computation of Net Capital schedule has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange



**Shape the future
with confidence**

Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2011.

March 26, 2026

Financial Statements and Related Notes


HASI Securities LLC

Statement of Financial Condition

As of December 31, 2025


Assets

Cash and cash equivalents	$ 12,100,114
Other assets	23,361
Total assets	**$ 12,123,475**

Liabilities and member's equity

Accounts payable and accrued expenses	$ 95,499
Other liabilities	14,745
Total liabilities	110,244
Member's equity	12,013,231
Total liabilities and member's equity	**$ 12,123,475**


See accompanying notes.


HASI Securities LLC

Statement of Operations

For the Year Ended December 31, 2025

Revenue	
Advisory services	$ 14,602,927
Total revenues	**14,602,927**
Expenses	
Professional and consulting services	181,528
General and administrative – related party	140,023
General and administrative	12,841
Regulatory expenses	35,456
Total expenses	**369,848**
Net income (loss)	**$ 14,233,079**

See accompanying notes.

HASI Securities LLC

Statement of Changes in Member's Equity

Balance, December 31, 2024	$	**3,642,453**
Capital contributions		137,699
Distribution to Member		(6,000,000)
Net income (loss)		14,233,079
Balance, December 31, 2025	$	**12,013,231**

See accompanying notes.

HASI Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2025

Operating activities

Net income (loss)	$ 14,233,079
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization expense	123
Related party expenses (See Note 4)	137,699
Changes in operating assets and liabilities:	
Prepaid expenses	(2,807)
Accounts payable and accrued expenses	8,256
Net cash provided by (used in) operating activities	14,376,350
Financing activities	
Capital distribution	(6,000,000)
Net cash used in financing activities	(6,000,000)
Increase (decrease) in cash, cash equivalents, and restricted cash	8,376,350
Cash, cash equivalents, and restricted cash at beginning of year	3,727,188
Cash, cash equivalents, and restricted cash at end of year	**$ 12,103,538**

See accompanying notes.

HASI Securities LLC

Notes to Financial Statements

December 31, 2025

1. Background

HASI Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulation Authority ("FINRA") effective February 1, 2011. The Company, which was formed on July 22, 2008, is a Maryland limited liability company and is wholly owned by HAT Holdings I, LLC ("Member"), which is a wholly owned subsidiary of Hannon Armstrong Capital, LLC (collectively referred to as the "Parent").

The Company's principal business involves providing advisory services to clients seeking financing for infrastructure projects.

On May 4, 2024, the Parent, through its indirect subsidiary, HASI CarbonCount Holdings 1, LLC ("HASI CarbonCount"), a Delaware limited liability company, and Hoops Midco, LLC ("KKR Hoops"), entered into agreements to acquire interests in CarbonCount Holdings 1 LLC ("CCH1"), established to invest in certain eligible climate positive projects. The Company is engaged by CCH1 pursuant to a services agreement (the "CCH1 Services Agreement") to provide Broker-Dealer services for CCH1. CCH1 pays the Company a fee at each funding of investments by CCH1 for provision of the services.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in accordance with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue for financial advisory services provided to customers in accordance with ASC 606, *Revenue from Contracts with Customers*. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, which includes assessing the collectability of the consideration to which it will be entitled in exchange for the good or services transferred to the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the

contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. For the year ended December 31, 2025, the Company recognized revenue for certain structured transactions in the amount of $14,602,927 upon the completion of advisory services specified within each contract. The associated performance obligations are satisfied by the Company in full upon closing of a transaction, and payment for those performance obligations are due and paid at closing.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash and short-term cash investments with an original maturity of three months or less at the date of purchase. As of December 31, 2025, we had cash deposits subject to credit risk and in excess of amounts federally insured of $11,850,114.

Income Taxes

No provision has been made for federal and state income taxes since the income, if any, from the Company's operations is included in the tax returns of the Member. Franchise and other taxes paid to state authorities are recorded as general and administrative expenses on the Statement of Operations when incurred. We have no income tax examinations in progress, and none are expected at this time, although 2022 through 2024 are open. The Company does not have any uncertain tax positions as of December 31, 2025.

Segment Reporting

We manage ourselves as a single business engaging in advisory services, and accordingly we report all of our activities as one reportable segment. Our single reportable segment generates net income through advisory services provided to clients seeking financing for infrastructure projects. The financial statements presented herein reflect the activities of our single reportable segment, and the accounting policies of our single reportable segment are those found here in this Note 2. Our chief operating decision maker ("CODM") is our Chief Executive Officer.

The CODM assesses performance for this segment and decides how to allocate resources based in part on net income as recorded in our income statement. Included in this metric are all revenues from external customers, as well as the significant segment expenses reviewed by the CODM, which include professional and consulting services, general and administrative expenses, and regulator expenses, each of which is reported in our income statement. We do not have material intra-company sales or transfers.

Additionally, CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Recently Issued Accounting Pronouncements

There are no accounting standards updates issued before March 20, 2026, and effective after December 31, 2025, that are expected to have a material effect on our Statement of Financial Condition, Statement of Operations, Statement of Changes in Member's Equity or the Statement of Cash Flows.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, it also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of December 31, 2025, the Company had net capital of $12,003,833 which exceeded required net capital by $11,997,414 and the Company's indebtedness to net capital ratio was 0.008 to 1.

4. Related-Party Transactions

The Company has entered into an Expense Sharing and Administrative Services Agreement (the "Agreement") with the Parent. Pursuant to this Agreement, the Parent provides management services and other support costs to the Company. These services and costs, primarily payroll and benefits, rent, and other shared services, are allocated and charged to the Company based on estimates of time spent by key personnel and other rational allocation methods and are recorded as "General and administrative – related party" expenses on the Statement of Operations. If the Parent is not reimbursed, the amounts are recorded as capital contributions to the Company by the Parent.

During the year ended December 31, 2025, non-cash capital contributions were made to the Company by the Parent in the amount of $137,669 related to expenses paid by the Parent on behalf of the Company. The $140,023 of general and administrative expense sharing costs with the Parent includes cash rent payments by the Company in the amount of $2,201. There were no outstanding general and administrative expenses due to the Parent as of December 31, 2025.

Further, as discussed in Footnote 2, the Company received advisory fees for performing certain structured transactions throughout the year ended December 31, 2025. During the year, the Company performed such services to entities in which the Parent owns an equity interest, including CCH1. The Company recognized $14,602,927 in Advisory fees within the Statement of Operations for the services performed, $13,688,127 of which was pursuant to the CCH1 Services Agreement. In addition to CCH1, one customer who was an affiliate of the Company accounted for revenues of $914,800.

5. Commitments and Contingences

Leases

The Company is the sublessee to one sublease for office space that extends through January 31, 2033 that qualifies as an operating lease. As of December 31, 2025, we have a Right of Use asset of $13,963 and a lease liability of $14,745 held in Other Assets and Other Liabilities, respectively, on the balance sheet related to this lease. The minimum rental payments for the sublease are as follows:

Year Ending December 31,	Minimum Rental Payments
2026	$2,256
2027	2,313
2028	2,370
2029	2,430
2030	2,490
Thereafter	5,387
Total	$17,246

6. Subsequent Events

The Company evaluated subsequent events through March 26, 2026, the date the financial statements were issued. The Company made a $10,000,000 cash distribution to the Parent on February 11, 2026. As required by FINRA and SEA Rule 15c3-1(i), the Company calculated the excess net capital before and after the distribution and determined that the Company has sufficient excess net capital for business operations going forward pursuant to regulatory requirements. The distribution was partially funded through additional revenue transactions closed in 2026. The Company has determined there are no other material events or transactions that would affect their financial statements or require disclosure in their financial statements.

Supplementary Information

Computation of Net Capital

December 31, 2025

Computation of net capital

Member's Equity	$12,013,231
Less: Deductions and/or Other Charges	
Non-Allowable Assets	(9,398)
Net Capital	12,003,833
Minimum Net Capital Required	6,419
Excess Net Capital	$11,997,414

Computation of aggregate indebtedness

Total aggregate indebtedness	$ 96,281
Ratio of Aggregate Indebtedness to Net Capital	0.008

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of the revised Form X-17A-5 as of December 31, 2025, filed on March 25, 2026.